Mail Stop 4561

February 9, 2009

Randall A. Baker, President
Western Lucrative Enterprises, Inc.
9400 Samel Drive
Morongo Valley, CA 92256

> **Re: Western Lucrative Enterprises, Inc**.
> **Registration Statement on Form S-1/A**
> **Filed January 20, 2009**
> **File No. 333-152950**

Dear Mr. Baker:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Item 7. Selling Security Holders, page 17

1. In response to comment 2 of our letter dated December 8, 2008, you disclose in the second full paragraph of page 17 the names of numerous companies for which affiliates of your principal shareholder appear to have served as promoters or control persons. Please disclose which, if any, of these companies have had limited business plans and have generated no or minimal revenues, have filed untimely reports, are delinquent in their reporting obligations, have had their registration revoked, or are or were previously classified as shell companies.

2. You disclose that Matches, Inc. has filed a post-effective amendment, but that does not appear to be the case. Please advise, or revise your disclosure accordingly.

Executive Compensation, page 28

3. We note your response to comment 7 of our letter dated December 8, 2008, and we again reissue that comment. Particularly, please provide a summary compensation table that does not vary from the format set forth in Item 402(c) or Item 402(n) of Regulation S-K, as applicable.

Financial Statements, page F-1

4. We note that in response to comment 8 of our letter dated December 8, 2008, you have included unaudited financial statements as of December 31, 2008. However, these financial statements do not appear to contain a statement of cash flows. Please advise.

5. Please revise your Management's Discussion and Analysis to address the interim period that you have now included in your prospectus. See Item 303(b) of Regulation S-K.

6. Please disclose your fiscal year end date.

Exhibits

7. Please be aware that you will need to file an updated opinion of counsel, in reasonable proximity to your desired effectiveness date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551- 3503. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.